Free Writing Prospectus

Filed Pursuant to Rule 433

File No. 333-219345

June 5, 2019

APACHE CORPORATION

PRICING TERM SHEET

$600,000,000 4.250% Notes due 2030

$400,000,000 5.350% Notes due 2049

Issuer:	Apache Corporation

Expected Ratings*:	Baa3 /BBB /BBB (Moody’s/S&P/Fitch)

Offering Format:	SEC Registered

Trade Date:	June 5, 2019

Settlement Date:	T+10; June 19, 2019

4.250% Notes due 2030

Principal Amount:	$600,000,000

CUSIP / ISIN:	037411 BF1 / US037411BF15

Maturity Date:	January 15, 2030

Public Offering Price:	99.819% of principal amount

Net Proceeds to the Issuer Before Expenses:	$595,014,000

Coupon:	4.250% per year (payable semi-annually)

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2020

Benchmark Treasury:	2.375% due May 15, 2029

Benchmark Treasury Price and Yield:	102-08+; 2.121%

Spread to Benchmark Treasury:	+215 basis points

Yield to Maturity:	4.271%

Redemption Provisions:

The 2030 Notes will be redeemable, at the option of Apache Corporation, at any time, in whole or in part.

If the 2030 Notes are redeemed before the date that is three months prior to their maturity date, the notes of the applicable series may be redeemed at a redemption price equal to the greater of:

(i) 100% of the principal amount; or

(ii)  the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption, on a semiannual basis, at the treasury rate plus 35 basis points;

plus, in each case, accrued and unpaid interest to the date of redemption.

If the 2030 Notes are redeemed on or after the date that is three months prior to their maturity date, the notes of the applicable series may be redeemed at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest on the principal amount of the notes being redeemed to the redemption date.

5.350% Notes due 2049

Principal Amount:	$400,000,000

CUSIP / ISIN:	037411 BG97 / US037411BG97

Maturity Date:	July 1, 2049

Public Offering Price:	99.391% of principal amount

Net Proceeds to the Issuer Before Expenses:	$394,064,000

Coupon:	5.350% per year (payable semi-annually)

Interest Payment Dates:	January 1 and July 1, commencing January 1, 2020

Benchmark Treasury:	3.000% due February 15, 2049

Benchmark Treasury Price and Yield:	107-11+; 2.641%

Spread to Benchmark Treasury:	+275 basis points

Yield to Maturity:	5.391%

Redemption Provisions:

The 2049 Notes will be redeemable, at the option of Apache Corporation, at any time, in whole or in part.

If the 2049 Notes are redeemed before the date that is six months prior to their maturity date, the notes of the applicable series may be redeemed at a redemption price equal to the greater of:

(i) 100% of the principal amount; or

(ii)  the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption, on a semiannual basis, at the treasury rate plus 45 basis points;

plus, in each case, accrued and unpaid interest to the date of redemption.

If the 2049 Notes are redeemed on or after the date that is six months prior to their maturity date, the notes of the applicable series may be redeemed at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest on the principal amount of the notes being redeemed to the redemption date.

Other Information

Denominations:	$2,000 and integral multiples of $1,000

Joint Book-Running Managers:

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Barclays Capital Inc.

BMO Capital Markets Corp.

BofA Securities, Inc.

Goldman Sachs & Co. LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Co-Managers:

Capital One Securities, Inc.

Credit Suisse Securities (USA) LLC

ING Financial Markets LLC

J.P. Morgan Securities LLC

SG Americas Securities, LLC

SunTrust Robinson Humphrey, Inc.

Academy Securities, Inc.

*

Note: A security rating is not a recommendation to buy, sell or hold securities, it may be revised or withdrawn at any time by the assigning rating organization, and each rating presented should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, HSBC Securities (USA) Inc. at 1-866-811-8049, TD Securities (USA) LLC at 1-855-495-9846 or Wells Fargo Securities, LLC at 1-800-645-3751.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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